P.E. 1/23/02

02011429

1-12518

CONFORMED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR JANUARY 23, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item 1

Santander Central Hispano

MATERIAL FACT

Banco Santander Central Hispano, S.A. hereby notifies the calling of the Extraordinary General Meeting of Shareholders, to be held in Santander (Palacio de Festivales, Avda. Reina Victoria, s.n.) on 8th February 2002, at first call, or on 9th February 2002 at second call, with the Agenda as per the attached announcement.

Madrid, January 22nd, 2002

Santander Central Hispano

BANCO SANTANDER CENTRAL HISPANO, S.A.

Extraordinary General Meeting of Shareholders

By resolution of the Board of Directors, the shareholders are called to an Extraordinary general meeting at the Palacio de Festivales (Avda. Reina Victoria), Santander, on February 9th 2002 at 11 a.m., on second call, in the event that if the necessary quorum is not achieved, this meeting cannot be held on first call at the same place and time on February 8th, in order for the shareholders to receive information on item One and discuss and agree on the other items on the following

AGENDA

One.- Information on the Group's performance and earnings during 2001.

Two.- Distribution of dividend.

Three.- Board of Directors: Establishment of number of members. Re-election of Directors and ratification of appointment of Director.

Four.- Re-election of external auditors for the 2002 financial year.

Five.- Authorisation to enable the Bank and its affiliates to acquire their own shares under article 75 and additional first provision of the Corporations Act, cancelling the unused part of the authorisation granted by the Ordinary General Meeting of Shareholders on March 10th 2001.

Six.- Delegation to the Board of Directors of the authority to execute the resolution - to be adopted by the General Meeting - to increase the share capital in accordance with article 153.a) of the Corporations Act, cancelling resolution SIX. II) of the aforementioned General Meeting of March 10th 2001.

Seven.- Authorisation to the Board of Directors to increase the share capital according to article 153.1.b) of the Corporations Act with delegation to exclude pre-emptive subscription rights as established under article 159.2 of such Act, cancelling the unused part of the authorisation granted under resolution SEVEN.II) of the Ordinary General Meeting of Shareholders on March 10th 2001.

Eight.- Increase of share capital through non-monetary contributions, by nominal value of 127,906,977 euros, through issuing and putting into circulation 255,813,954 new ordinary shares of EUR 0.5 (half a euro) each and every one, with an issue premium which will be determined, under the framework of 159.1.c) *in fine* of the Corporations Act, by the

Board of Directors on the date of execution of the resolution and between a minimum of EUR 3.80 and a maximum of EUR 12. The new shares will be fully subscribed and disbursed through non-monetary contributions in the form of shares of the German company AKB Holding GmbH. The complete cancellation of pre-emptive subscription rights and provision for incomplete subscription. Option, under Chapter VIII of Heading VIII of Law 43/95, for the special regime applicable to the exchange of shares.

Delegation of authority to the Board of Directors to determine the conditions of such increase not envisaged in the resolution of the General Meeting of Shareholders, carry out the necessary measures for its execution, modify the first paragraph of article 4 of the Corporate Bylaws in order to reflect the new amount of share capital and execute any and all public or private documents which are necessary in order to implement the capital increase.

Request permission from the relevant Spanish and foreign authorities to list the new shares on the Madrid, Barcelona, Bilbao and Valencia stock markets through the Continuous Market, and on the international markets where the Bank's share is listed (presently, London, Paris, Frankfurt, Switzerland, Italy, Lisbon and Buenos Aires, and through ADR's, New York) according to the requirements of each one.

Nine.– Delegation to the Board of Directors to issue fixed-income securities convertible into and/or exchangeable for shares of the Bank; determination of the bases and types of conversion and the increase of share capital by the necessary amount; cancellation of items 2) to 5) of resolution NINE of the aforementioned General Meeting of March 10TH 2001.

Ten.- Delegation to the Board of Directors of the authority to execute the resolution – to be adopted by the General Meeting – to issue fixed income securities convertible into and/or exchangeable for shares of the Bank, with exclusion of pre-emptive subscription rights; determination of the bases and types of conversion and the increase of share capital by the necessary amount (Rate of issue: At par; Conversion rate: On the basis of market conditions, with a minimum of the greater between the average share price on the Continuous Market of the Spanish stock markets, according to closing prices, during the 15 calendar days prior to the date of the general Meeting and the price on the same market according to the closing price the day before the launch of the fixed-income securities); with cancellation of items 2) to 5) of resolution TEN of the aforementioned General Meeting of March 10th 2001.

Eleven.- Delegation to the Board of Directors of the authority to issue fixed income securities not convertible into shares.

Twelve.- Modification of corporate Bylaws: Introduction of a new provision as article 44 (to include the possibility of communication by electronic and telematic means), re-numbering the present article 44 as a new article 45, and the express elimination of the Temporary Provision of such Bylaws.

Thirteen.- Authorisation to the Board of Directors to interpret, rectify, complement, execute and carry out the resolutions adopted by the General Meeting, as well as to substitute the authorisations received from such Meeting, and the granting of authority to place such resolutions on public record.

Attendance of Notary

The Board of Directors has resolved to require the presence of a Notary Public to draw up the minutes of the Meeting, in accordance with the provisions of Article 114 of the Corporations Act concerning article 101 of the Regulations of the Mercantile Registry.

Attendance

Shareholders having one hundred or more of the Bank's shares registered in their name and who fulfil the other requirements established by the Bylaws are entitled to attend the Meeting. Holders of less than one hundred shares may group together until such number is reached, in order that one of them may attend the Meeting, or be represented by another shareholder entitled to attend.

Right of attendance may be delegated according to what is established in this respect in the corporate Bylaws and in the Corporations Act.

Right to Information

With respect to items Six to Ten (both inclusive) and Twelve of the Agenda, Shareholders may examine the full text of the documents referred to in articles 144.1.c), 155, 159 and 292.2 of the Corporations Act at the Bank's registered office, or may request such documents to be delivered or sent free of charge.

Santander, January 22nd 2002

General Secretary and Secretary of the Board of Directors,
Ignacio Benjumea

Item 2

Santander Central Hispano

MAJOR EVENT

The Santander Central Hispano Group has sold its remaining 0.64% of METLIFE, realizing capital gains of approximately EUR 89.24 million.

Madrid, 15th January 2002

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

Item 3

Santander Central Hispano

MAJOR EVENT

THE BOARD OF DIRECTORS OF BSCH WILL PROPOSE A REDUCTION IN ITS SIZE TO THE GENERAL MEETING OF SHAREHOLDERS

In line with its size-reduction policy, the Board of Directors of Banco Santander Central Hispano resolved at its meeting today to propose to the forthcoming General Meeting of Shareholders that the number of Directors be reduced to 19 from its present number of 25, with Mr. Pedro Ballvé Lantero, Mr. Felipe Benjumea Lorente, Mr. Gonzalo Hinojosa Fernández de Angulo, Invanfer S.A. de C.V. (Mr. Antonino Fernández), Mr. Harry P. Kamen and Mr. Axel von Ruedorffer resigning their seats on the Board. Gratitude and recognition of their valuable contribution were expressed to the aforementioned.

Likewise, Mr. D. Jaime Botín-Sanz de Sautuola y García de los Ríos no longer forms part of the Bank's Executive Committee.

Madrid, January 14, 2002

Investor Relations Department
Plaza de Canalejas. 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

Item 4

Santander Central Hispano

MAJOR EVENT

In relation to the increase in capital by means of cash contributions for which the Information Memorandum was verified on December 18, 2001 by the National Commission for Securities Markets, Santander Central Hispano informs you that the issue price of the new shares remains fixed at 9.20 Euros per share. Consequently, 97,826,086 shares will be issued, corresponding to the number reached by dividing the amount of 900 million Euros by the issue price, rounding to the nearest whole number of shares.

With respect to the current announcement, the certification of the Executive Committee resolution regarding the setting of the issue price, which was approved today, as well as the Bank's Special Auditing Report which has been made available in accordance with Article 159 of the Corporations Law, were filed with the National Commission for Securities Markets.

Madrid, December 19, 2001

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370. Fax: 3491.5226670/5581453

Item 5

[Letterhead of SANTANDER CENTRAL HISPANO]

PRIOR COMMUNICATION

COMISIÓN NACIONAL DEL MERCADO DE VALORES
[National Securities Market Commission]
Paseo de la Castellana 19
28046 Madrid

Attn.: Mr. Ángel Benito
General Director, Primary Markets

Madrid, December 18, 2001

Dear Sir:

Prior Communication

Pursuant to Articles 5.2 and 9 of Royal Decree 291/1992 of March 27 on Public Issuances and Offerings of Securities, and for purposes of confirming the issuance, please be advised that at its meeting of December 18, 2001, the BANCO SANTANDER CENTRAL HISPANO, S.A. ("SANTANDER CENTRAL HISPANO" or the "Bank") Executive Committee, subject to the authorization granted by the SANTANDER CENTRAL HISPANO Ordinary General Shareholders' Meeting held on March 10, 2001 to the Administrative Council under point Seven of its Agenda, and the delegation of authority by the Administrative Council in favor of the Bank's Executive Committee at its meeting of March 10, 2001, agreed to undertake a capital increase totaling 900 million euros, including par value and issuance premium.

The capital increase was approved with a view to strengthening and optimizing the basic shareholder equity structure of the SANTANDER CENTRAL HISPANO Group, to make it consistent with the Bank of Spain's most recent recommendations regarding the composition of the various elements comprising the capital of lending institutions for purposes of calculating the solvency ratio, making the Bank better able to address the current circumstances of financial instability. Specifically, the proposed transaction is intended to reduce the percentage of total shareholder's equity represented by preferred shares issued by Group entities, since the proceeds of the proposed transaction will allow for the early amortization of a total of approximately 900 million euros in guaranteed preferred shares issued by foreign subsidiaries.

The capital increase will be carried out via a private placement through Merrill Lynch International ("Merrill Lynch") using the "*Accelerated Global Tender*" (AGT℠) technique. To this end, upon registering this Prior Communication, Merrill Lynch will perform an accelerated private placement of borrowed SANTANDER CENTRAL HISPANO shares among institutional investors, which is anticipated to be carried out in a single day, or at most two days. After determining the price of this placement and transferring the borrowed shares to the institutional investors, the new shares will be completely underwritten and disbursed by Merrill Lynch. Merrill Lynch will then return the borrowed securities by delivering the new shares to the lender after the shares have been released for trading.

The details of the aforementioned capital increase are as follows:

(a) <u>Issuing entity</u>

BANCO SANTANDER CENTRAL HISPANO, S.A., with corporate domicile at Santander [Spain], Paseo de Pereda 9 to 12, and with NIF A-39000013.

SANTANDER CENTRAL HISPANO is registered on the Cantabria Commercial Registry in Volume 448 of the Archives, file 1, page number 1960, first amendment registered in Santander on June 8, 1992 by Notary José María de Prada Díez, with protocol number 1316.

SANTANDER CENTRAL HISPANO is also registered on the Special Banks and Bankers Registry under number 7.

(b) <u>Nature and characteristics of the new shares</u>

<u>Amount</u>: The SANTANDER CENTRAL HISPANO Executive Committee has agreed to increase the Bank's capital stock by a par value of 52,000,000 euros by issuing and releasing for trading 104,000,000 book entry common shares with a par value of one half (0.5) euro, of the same class and series as those currently outstanding.

However, the specific number of Bank shares to be offered for subscription will be equal to an amount that is determined by dividing 900 million euros by the issuance rate (calculated as set forth below), rounded downward, if applicable, to a whole number of shares. For this reason, as provided for in Article 161.1 of the Corporations Law, the Executive Committee has expressly provided for the possibility of an incomplete subscription of the increase. It notes that, in any case, this specific number of shares may not exceed the 104,000,000 shares provided for in the issuance agreement.

The shares will be issued at a par value of one half (0.5) euro plus an issuance premium yielded by the issuance rate indicated below.

The issuance rate of the newly issued shares shall correspond to the price resulting from the "*book-building*" of the private placement of SANTANDER CENTRAL HISPANO shares to be carried out by Merrill Lynch among institutional investors. However, the increase shall not be carried out if such price fluctuates downward by more than 3% of the average weighted share price during the three months prior to the date of the issuance agreement. To this end, we note that the results of applying a 3% fluctuation to the aforementioned average (8.96 euros) is 8.69 euros, which will be the minimum issuance rate.

To this end, upon completing the aforementioned "*book-building*" process, the SANTANDER CENTRAL HISPANO Executive Committee shall hold a new meeting to set the issuance premium and rate for the new shares as described above.

The par value and issuance premium corresponding to the shares issued upon executing the issuance agreement shall be underwritten by Merrill Lynch International and disbursed by means of cash payments.

By virtue of the authority explicitly granted by the General Shareholders' Meeting, as set forth in Article 159.2 of the Corporations Law and in accordance with the delegation of authority that it received from the Administrative Council subject to authorization by the General Shareholders' Meeting, consistent with the requirements of the corporate interest and in order to allow the new shares to be underwritten by Merrill Lynch, the SANTANDER CENTRAL HISPANO Executive Committee has completely excluded the preferred subscription right of shareholders and holders of the Bank's convertible obligations.

Nature: The new shares shall be common shares, belonging to the same class and series as those currently outstanding. Consequently, such new shares shall grant their holders the same political and economic rights as the Bank's outstanding shares as of the date that the Administrative Council, or by delegation the Executive Committee, declares the capital increase as underwritten and disbursed.

Representation: The newly-issued shares shall be represented by means of book entries at the Servicio de Compensación y Liquidación de Valores [Securities Clearing and Settlement Service], S.A. being the institution responsible for the account registration.

(c) Collection from underwriters for the lead manager of the issuance

After transferring the borrowed shares offered through the "*Accelerated Global Tender*" (AGT^{SM}) to the institutional investors, by executing the corresponding stock trade, Merrill Lynch shall underwrite and disburse all shares issued by the Bank which result from dividing 900 million euros by the issuance rate calculated in accordance with the process described above.

Sincerely,

BANCO SANTANDER CENTRAL HISPANO, S.A.
P.p.

/s/ Ignacio Benjumea Cabeza de Vaca

Ignacio Benjumea Cabeza de Vaca

Item 6

Santander Central Hispano

MAJOR EVENT

SANTANDER CENTRAL HISPANO, ENDESA, UNIÓN FENOSA AND ING ACQUIRE TELECOM ITALIA'S 26.89% STAKE IN PHONE OPERATOR AUNA

The deal strengthens the commitment of the three core partners to AUNA's development, as well as to sustaining shareholder stability in the Spanish telecommunications group

Madrid, December 18. 2001 - Grupo Santander Central Hispano, Endesa and Unión Fenosa have agreed, in conjunction with ING Bank, to acquire the 26.89% stake in AUNA held by Telecom Italia for a total of 2 billion euros.

The operation reinforces the commitment of the three core investors to the project and to maintaining a stable and controlling shareholding in AUNA.

The transaction involves Santander Central Hispano taking an additional 12.62% in the company which, added to the 10.87% it already holds, gives it a total 23.49%. Endesa acquires an additional 2%, giving it 29.88%, and has an option to acquire up to a further 5.5%, while Unión Fenosa acquires 2% for a total stake of 18.7%, and an option for another 4.77%. ING will take 10.27%.

With the objective of strengthening the management structure, the three partners agreed to propose Joan David Grimà, general manager of Santander Central Hispano and responsible for its industrial group, as deputy chairman and managing director of AUNA. He retains membership of the Bank's management committee.

The three core shareholders view AUNA's potential for further upside valuation as particularly significant, both in the light of performance in 2001 and also of revenue and income growth projected for the next two years. They consider that the shareholder stability achieved with the acquisition of Telecom Italia's stake, and the substantial increase in Grupo Santander Central Hispano's shareholding, will ensure the project's success.

The decision reflects their unanimous belief in the future of Spain's number two telecommunications operator, with major market shares in each of its businesses - mobile phones, fixed phones, cable and Internet, and their strong commitment to the

Investor Relations Department
Plaza de Canalejas, 1-5th Floor. 28014 Madrid; Phone: 3491.5581031 1365/2040/1370, Fax: 3491.5226670/5581453

project. In this regard, they have agreed that AUNA strategy and corporate governance should be decided by consensus and in conjunction with the other shareholders.

The partners have also established rules aimed at guaranteeing that any partial or full sale of their shareholdings to a third party should be effected jointly. The operation is subject to the relevant administrative authorizations.

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL
HISPANO, S.A.

Date: January 23, 2002

By: */s/ Antonio Aparicio Alonso*
Name: *Antonio Aparicio Alonso*
Title: Senior Vice President